NEWS RELEASE

October 2, 2017

Nevsun Announces Release Date for the Timok PEA and Q3 2017 Financial Results

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) plans to release the updated Preliminary Economic Assessment for the Timok Upper Zone project along with its third quarter 2017 financial and operating results on Thursday, October 26, 2017, after close of trading.  A conference call and webcast will follow on Friday, October 27, 2017, at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay by phone until Friday, November 3, 2017, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 184710 #.

A live audio webcast of the conference call will be available on the Company’s website www.nevsun.com or by clicking https://event.on24.com/wcc/r/1510784/2833217E5B8B257192DBAFDBC54A5E0E

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone projects in Serbia. Nevsun generates cashflow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: ir@nevsun.com Website: www.nevsun.com